Exhibit 99.13

Nouveau Monde Receives Over $5.2M in Financial Support

•	$3,000,000 non-refundable financial assistance from Transition énergétique Québec’s Technoclimat program

•	$1,994,405 in funding closed with Investissement Québec through two loan offers

•	5% increase to Sustainable Development Technology Canada’s $4,250,000 initial grant representing an additional $212,500

SAINT-MICHEL-DES-SAINTS, Quebec, April 29, 2020 -- Nouveau Monde Graphite (“Nouveau Monde” or “NMG”) (TSXV: NOU; OTCQX: NMGRF; ) is pleased to announce that it has received non-dilutive financial leverage totaling $5,206,905 to advance its business strategy. These amounts in the form of grants and loans will be invested in particular to create a graphite purification demonstration plant to qualify Nouveau Monde’s value-added products (“VAP”) as anode material for lithium-ion batteries.

Nouveau Monde has agreed to terms with the Quebec Government Crown corporation Transition énergétique Québec (“TEQ”) for non-refundable financial assistance of a maximum of $3,000,000 through the Technoclimat program, which will be used to optimize a purification furnace for its pilot plant to produce purified graphite. Thanks to the thermochemical transformation process that it developed–a new green purification technology that uses renewable hydroelectricity from Hydro-Québec–NMG will sustainably and responsibly produce high-purity graphite for the growing lithium-ion battery market.

This financial assistance is in addition to the $1,994,405 in funding closed with Investissement Québec through two loan offers that are ready to be disbursed as per NMG’s cash flow needs, subject to the loan offer conditions. The interest rate on the loan offer of $641,090 is the current prime rate of 2.45% plus 0.07%, while the interest rate on the loan offer of $1,353,315 is the current prime rate of 2.45% with no margin. The interest will be paid monthly throughout the term, whereas the capital will be repaid by no later than the term’s expiry on June 30, 2021. To secure its obligations set out in the loan offers, Nouveau Monde granted two first-ranking mortgages for a total of $1,994,405 covering the universality of its present and future receivables, including the universality of its tax credits.

As a result of COVID-19’s impact on Canadian businesses, Sustainable Development Technology Canada (“SDTC”), a foundation funded by the Canadian government, has increased its initial 2019 commitment of $4,250,000 by 5% for the project to build a value-added graphite purification processing and commercialization facility. This supplement represents an additional $212,500, which was received at the end of March 2020.

“The confidence that the Quebec and Canadian governments have shown in our project attests to the robustness of our business strategy and to an enhanced partnership between the public sector and the industry to develop a green and sustainable economy in the country,” said Eric Desaulniers, President and CEO of Nouveau Monde. “Our team has always striven to make sustainable development, innovation and sound governance key priorities so that we can create value both for the market and our society.”

Market profile

Spherical graphite is an essential component in the lithium-ion batteries destined to electrical vehicles, energy storage and consumer product applications. To be used as an anode material in these batteries, natural graphite concentrate must be purified so that it contains less than 500 ppm of impurities. Current purification processes require a large amount of products that are very harmful to the natural and human environment.

Data released in April 2020 by Benchmark Mineral Intelligence show that 100% of global production of purified spherical graphite currently comes from China. Once it starts up commercial production, Nouveau Monde will be the only producer of purified spherical graphite outside of Asia. Furthermore, it is ideally located to supply battery manufacturers in North America and Europe. By bringing graphite products with a low environmental footprint to market, Nouveau Monde is also looking to clean this value chain.

ABOUT Nouveau Monde Graphite

Nouveau Monde Graphite is developing the Matawinie graphite mining project, located in Saint-Michel-des-Saints, 150 km north of Montréal, QC. At the end of 2018, the Company published a Feasibility Study which revealed strong economics with projected graphite concentrate production of 100,000 tonnes per year, with an average concentrate purity of 97%, over a 26-year period. Currently, Nouveau Monde operates a demonstration plant where it produces concentrated flake graphite, which is being sent to potential North American and international clients for the qualification of its products. In a perspective of vertical integration within the electrical vehicle market, Nouveau Monde is planning a large-scale secondary graphite transformation facility, catering to the needs of the booming lithium-ion battery industry. Dedicated to high standards of sustainability, the Matawinie graphite project will be the first of its kind to operate as an all-electric, low-carbon mine.

Media	Investors
Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
450-757-8905 #140	438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to (i) the increase of Mineral Resources tonnage, (ii) the conversion of Inferred or Indicated Mineral Resources to Measured Resources and the conversion of Mineral Resources to Mineral Reserves , (iii) the positive impact of the foregoing on project economics, and (iV) generally, or the “About Nouveau Monde Graphite” paragraph which essentially describe the Corporation’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Corporation is available in the SEDAR database (www.sedar.com) and on the Corporation’s website at: www.NouveauMonde.ca